UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 16, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, the closing of its previously announced Company best efforts registered direct offering (“Offering”) of 7,040,000 ordinary shares at an offering price of $1.25 per ordinary share conducted without an underwriter or placement agent to members of senior management and existing shareholders. The gross proceeds to Tiziana from the Offering, before deducting estimated Offering expenses payable by Tiziana, were $8.8 million. For every ordinary share subscribed, participants will receive one warrant entitling the holder to subscribe for one new ordinary share at a price of $1.50 at any time up to and including July 16, 2026 (when the warrants expire) resulting in additional gross proceeds of up to approximately $10.56 million.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: January 16, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated January 16, 2026

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